SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #6

                   Under the Securities Exchange Act of 1934




                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)



                           Rebecca R. Tilden, Esq.
          Vice President and Secretary, Hoechst Marion Roussel, Inc.
           Vice President and Assistant Secretary, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 July 23, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  Page 1 of 7

                           Exhibit Index is at Page 7

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its        Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     7.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     7.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

     The filing of this Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Oncogene Science, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), shall not be construed as an admission that Pharma is, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

     This Statement on Schedule 13D is hereby amended as follows:

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     Item 6 of this Schedule 13D is amended by deleting in its entirety the paragraph entitled "Product Research and Development Collaboration" and substituting therefor the following:

     Product Research and Development Collaboration.

     HMRI, Hoechst AG, and the Issuer have entered into an Amended and Restated Collaborative Research and License Agreement, effective as of April 1, 1997 (the "Amended Research Agreement"), the purpose of which is to consolidate into the Research Agreement the terms of strategic collaborations between HMRI and the Issuer as set forth in the Reseach Agreement, in a Collaborative Research Agreement dated as of October 1, 1993, between the Issuer and Hoechst-Roussel Pharmaceuticals, Inc. (which has been merged into HMRI), and in a Collaborative Research Agreement dated as of January 4, 1993, between the Issuer and Hoechst AG. As consolidated, the Amended Research Agreement provides for HMRI, Hoechst AG, and the Issuer, using proprietary technology of the Issuer, to collaborate in the discovery and development of drugs indicated for the treatment of cardiovascular disease; inflammation, arthritis and metabolic diseases; and Alzheimer's disease. HMRI and Hoechst AG have agreed to provide funding and other assistance for the Issuer's activities under the Amended Research Agreement, in return for which the Issuer has agreed to grant to HMRI and the Issuer, with respect to certain of its patents, patent applications, and technology, an exclusive worldwide license to develop, make, have made, use, sell, and have sold each product developed from a target compound identified by HMRI or Hoechst AG. The Issuer is to receive royalties on net sales of each such product, payable by HMRI and Hoechst AG on a country by country basis for as long as patent protection continues in each respective country, and thereafter until ten years after the date of first commercial sale of such product in each respective country or, in some cases, on such earlier date as applicable technology enters the public domain. The Amended Research Agreement will terminate on the later of March 31, 2002, or the expiration of the last obligation to pay royalties thereunder, subject to earlier termination in certain events, including a change of control of either party.

     EPO Research Collaboration.

     HMRI and the Issuer also have entered into an EPO Collaborative Research and License Agreement, effective as of January 1, 1997 (the "EPO Agreement"), which provides for HMRI and the Issuer to collaborate on research and development of orally active, small molecules that induce gene expression of the protein Erythropoietin ("EPO"). The EPO Agreement provides for an option period of fifteen months, during which HMRI will pay an initiation fee, research funding, and possibly a milestone payment.

HMRI may elect to continue the collaboration for an additional 24 months beyond the option period, in which case additional milestone payments and research funding may become payable. HMRI will receive an exclusive worldwide license to develop, make, have made, use, sell, and have sold each product developed under the EPO Agreement, and will become obligated to pay the Issuer royalties plus "success" fees based on cumulative sales of each such product. The EPO Agreement will terminate on the expiration of the last obligation to pay royalties thereunder, subject to earlier termination in certain events, including a change of control of either party.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

     Item 7 of this Schedule 13D is amended by adding the following:

99.F Amended and Restated Collaborative Research and License Agreement effective as of April 1, 1997, by and among HMRI, Hoechst AG, and the Issuer.

99.G EPO Collaborative Research and License Agreement effective as of January 1, 1997, by and between HMRI and the Issuer.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: August 6, 1997                    By:__________________________
                                             Rebecca R. Tilden
                                             Vice President
                                             and Secretary


                                        HMR PHARMA, INC.



Date: August 6, 1997                    By:__________________________
                                             Rebecca R. Tilden
                                             Vice President and
                                             Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.    Description                                  Page No.
-----------    ------------                                  ---------

99.F Amended and Restated Collaborative Research and License Agreement effective as of April
               1, 1997, by and among HMRI, Hoechst AG, and the Issuer (to be filed by amendment).

99.G           EPO Collaborative Research and License
               Agreement effective as of January 1, 1997, by and between HMRI and the Issuer (to be filed by amendment).